SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pro Forma Consolidated Financial Statements GOL Linhas Aéreas Inteligentes S.A. Years ended at December 31, 2005 and 2004, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm	1

Pro Forma Consolidated Financial Statements

Pro forma Consolidated Balance Sheets	2
Pro forma Consolidated Statements of Income	4
Pro forma Statements of Shareholders’ Equity	5
Pro forma Consolidated Statements of Changes in Financial Position	6
Notes to the Pro forma Consolidated Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the pro forma consolidated balance sheets of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, drawn up on December 31, 2005 and 2004, and related pro forma consolidated statements of income, statements of shareholders’ equity and statements of changes in financial position, corresponding to the year ended on those dates, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these pro forma consolidated financial statements. The pro forma consolidated financial statements assume that GOL Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2004.

We conducted our audits in accordance with the auditing rules applicable in Brazil and comprised: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates adopted by the Companies’ Management, as well as evaluating the overall financial statement presentation.

In our opinion, the aforementioned financial statements fairly represent, in all material aspects, the pro forma consolidated equity and financial position of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries on December 31, 2005 and 2004, the related pro forma consolidated results of operations, the pro forma shareholders’ equity, and pro forma consolidated changes in financial position referring to the year ended on those dates, pursuant to the accounting practices adopted in Brazil, assuming that GOL Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2001.

We conducted our audits with the purpose of issuing an option about the financial statements referred to in the first paragraph. The pro forma consolidated social balance sheet and the pro forma statements of cash flow and the value added of the parent company and pro forma consolidated prepared according to the accounting practices adopted in Brazil are being presented to provide additional information on the Company, although they are not required as part of the financial statements. These statements have been submitted to audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material aspects concerning the financial statements taken as a whole.

In compliance to the description in Note 1 and by the resolution of the Brazilian Securities Commission – CVM, the Company reworded the financial statements ended on December 31, 2005, disclosed on March 08, 2005. The amendments made by CVM do not change our opinion from February 22, 2005, on such financial statements altogether.

São Paulo, February 10, 2006, except notes 1 and 9, which date is March 6, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31 2005 and 2004
(In thousands of reais)

	Note	2005	2004
			Pro-forma
			restated

ASSETS
Current assets
Cash and cash equivalents	4	129,304	405,730
Short-term investments	4	739,731	443,361
Accounts receivable		568,848	389,917
Allowance for doubtful accounts		(4,890)	(3,547)
Deferred taxes and carryforwards	5	20,022	16,494
Inventories	6	40,683	21,038
Prepaid expenses		39,907	35,669
Other receivables		13,102	3,388

Total current assets		1,546,707	1,312,050

Non current assets
Deposits for aircraft leasing contracts		29,618	33,559
Deferred taxes and carryforwards	5	62,121	36,549
Prepaid expenses		-	5,321
Investments		1,829	1,260
Property, plant and equipment (include
advances for aircraft and engine acquisition
of R$ 356,756 in 2005 and R$ 43,447 in 2004)	7	580,028	131,358
Other		35,553	9,386

Total permanent assets		709,149	217,433

Total assets		2,255,856	1,529,483

	Note	2005	2004
			Pro-forma
			restated

LIABILITIES
Current liabilities
Suppliers		73,924	36,436
Payroll and related charges		39,947	23,860
Taxes and contributions payable	14	57,186	40,912
Landing fees and duties payable		26,564	10,603
Airtraffic liability		217,800	159,891
Short-term borrowings	8	54,016	118,349
Dividends and interest on shareholder’s equity	11d	101,482	60,676
Employee profit sharing	16	31,691	27,181
Other liabilities		50,916	39,906

Total current liabilities		653,526	517,814

Non current liabilities
Accounts payable and provisions	9	29,415	23,526

Shareholders’ equity
Capital stock	11a	991,204	717,832
Capital reserves	11b	29,187	29,187
Retained earnings	11c	546,113	241,124
Total comprehensive income, net of taxes	17a	6,411	-

Total shareholders’ equity		1,572,915	988,143

Total liabilities		2,255,856	1,529,483

See accompanying notes to the pro forma consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME
Year ended on December 31, 2005 and 2004
(In thousands of reais, except per share profit)

	Note	2005	2004
			Pro forma
			restated

Gross operating revenues
Passenger		2,642,699	1,965,154
Cargo		78,599	49,017
Other		56,786	40,478

		2,778,084	2,054,649
Income taxes and contributions		(108,994)	(93,763)

Net operating revenues		2,669,090	1,960,886

Cost of services rendered	12	(1,745,565)	(1,164,829)

Gross profit		923,525	796,057

Operating expenses (income)
Commercial expenses	12	(335,722)	(268,068)
Administrative expenses	12	(77,341)	(56,954)
Interest expenses	13	(219,072)	(87,639)
Interest income	13	185,730	71,216

		(446,405)	(341,445)

Income before income tax and social contribution		477,120	454,612

Income tax and social contribution	14	(166,289)	(152,812)

Profit before reversal of interests on shareholder’s
equity	13	310,831	301,800

Reversal of interests on shareholder’s equity		113,670	-

Net income		424,501	301,800

Number of outstanding shares on the balance sheet
date	11a	195,972,633	187,543,243

Earnings per share pro forma (R$)		2.17	1.61

See accompanying notes to the pro forma consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Year ended on December 31, 2005 and 2004
(In thousands of reais)

	Capital stock		Capital reserves		Profit reserves

							Accumulated other comprehensive income
				Subsidiary’s
	Subscribed	Unrealized	Tax	special goodwill	Legal	Reinvestment		Retained
	capital	capital	incentives	reserve	reserve	reserve		earnings	Total

Balance on December 31, 2003 – Pro-forma	135,700	-	691	-	5,579	-	-	79,507	221,477

Capital increase on March 29, 2004	85,777	-	(691)	-	(5,579)	-	-	(79,507)	-
Tax benefit contributed by shareholders	-	-	-	29,187	-	-	-	-	29,187
Capital increase on June 24, 2004 by public issue of
shares	496,355	-	-	-	-	-	-	-	496,355
Net income for the period	-	-	-	-	-	-	-	301,800	301,800
Proposed profit allocation:
Legal reserve	-	-	-	-	11,990	-	-	(11,990)	-
Dividends	-	-	-	-	-	-	-	(60,676)	(60,676)
Reinvestment reserve	-	-	-	-	-	229,134	-	(229,134)	-

Balance on December 31, 2004 – Pro-forma restated	717,832	-	-	29,187	11,990	229,134	-	-	988,143

Adjustment on Pro forma Capital Stock	1,642	-	-	-	-	(1,642)	-	-	-
Capital increase on April 27, 2005	193,890	-	-	-	-	-	-	-	193,890
Capital increase on May 2, 2005	77,440	-	-	-	-	-	-	-	77,440
Capital increase on October 25, 2005	400	-	-	-	-	-	-	-	400
Capital increase on December 21, 2005	1,739	(1,739)	-	-	-	-	-	-	-
Total comprehensive income, net of taxes	-	-	-	-	-	-	6,411	-	6,411
Net income for the period	-	-	-	-	-	-	-	424,501	424,501
Proposed profit allocation:
Legal reserve	-	-	-	-	21,225	-	-	(21,225)	-
Dividends payable	-	-	-	-	-	-	-	(117,870)	(117,870)
Reinvestment reserve	-	-	-	-	-	285,406	-	(285,406)	-

Balance on December 31, 2005	992,943	(1,739)	-	29,187	33,215	512,898	6,411	-	1,572,915

See accompanying notes to the pro forma consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Year ended on December 31, 2005 and 2004
(In thousands of reais)

	Note	2005	2004
			Pro forma
			restated

FINANCIAL RESOURCES
Resources generated by (used on) operations
Net income for the period		424,501	301,800
From operations:
Items that not affection working capital:
Depreciation and amortization	11	36,206	26,000
Deferred taxes		(23,287)	(12,898)

		437,420	314,902
From shareholders:
Tax benefit contributed by shareholders		-	29,187
Capital increase	10 a	271,730	496,355

		271,730	525,542
From third parties:
Decrease in non-current assets		-	-
Increase in non-current liabilities		5,889	8,808
Total comprehensive income, net of taxes	16 a	6,411	-

Total resources		721,450	849,252

USE OF RESOURCES
On operations
Proposed dividends and interests on shareholder’s equity	10 d	117, 870	60,676
Acquisition of property, plant and equipment, including
deposits for aircraft acquisition of R$ 356,756		484,129	89,385
Investments		569	630
Increase in Deferred		7,865
Decrease in non-current liabilities		-	-
Investments in non-current assets		12,072	38,347

Total use of resources		622,505	189,038

Increase in working capital		98,945	660,214

Changes in working capital
Current liabilities
At end of period		1,546,707	1,312,050
At beginning of period		(1,312,050)	(442,347)

		234,657	869,703
Current liabilities
At end of period		653,526	517,814
At beginning of period		(517,814)	(308,325)

		135,712	209,489

Increase in working capital		98,945	660,214

See accompanying notes to the pro forma consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Restatement of the financial statements as of December 31, 2004

According to the Brazilian Securities Commission (CVM) deliberation, in compliance with the Official letter/CVM/SEP/GEA-I/ # 098/2006, dated March 6, 2006, the financial statements for the period ended on December 31, 2004 were restated to reflect in that fiscal year the expenses incurred on funds raised to acquire new aircraft in the amount of R$27,401, previously classified as prepaid expenses. The Company had adopted this procedure since it can clearly match fund raising expenses to its future expansion projects including the acquisition of aircraft under construction. As the fund raising will produce future benefits represented by the financial revenues created by the cash during the construction phase of aircraft ordered from suppliers until the agreement payment date, the Company had registered such fund raising expenses in assets as prepaid expenses to be amortized as the benefits were realized. The CVM concluded that by the Brazilian standards, such costs must be fully expensed in the fiscal year in which occurred. The effects of the adjustments determined by the CVM were a decrease in total assets and shareholders equity at December 31, 2004, and a decrease in the pro forma 2004 net income in the amount of R$15,680. In addition, note 9 was re-stated, as determined by the CVM, to expand the disclosure on contingencies for which losses are considered remote.

2. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is a low-cost low-fare airline headquartered in Brazil, which provides regular air transportation services among Brazil’s principal cities and also to cities in Argentina and Bolivia. The Company’s strategy is to grow and increase profits of its businesses, by popularizing and stimulating demand for safe air transportation in South America both for business and leisure passengers, keeping its costs among the lowest in the industry worldwide.

The Company’s simplified, single class fleet is among the industry’s newest and most modern, with low maintenance fuel and training costs and high utilization and efficiency levels.

Gol Linhas Aéreas Inteligentes S.A. was incorporated on March 12, 2004, having as shareholders the Grupo Áurea companies: Aeropar Participações S.A and Comporte Participações S.A. Aeropar Participações S.A. and Comporte Participações S.A. are companies controlled by members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Continued December, 2005 and 2004
(In thousands of reais)

2. Business Overview – Continued

The subsidiary Gol Transportes Aéreos S.A. (GOL) started its operations on January 15, 2001 and, on December 31, 2005, operated a 42-aircraft fleet, comprised of 8 Boeing 737-800, 22 Boeing 737-700 and 12 Boeing 737-300. During 2005, the Company inaugurated 9 new destinations, increasing served destinations to 45 (43 in Brazil, one in Argentina and one in Bolivia).

In January 2005, the Company obtained authorization to operate regular flights from Brazil to Santa Cruz de la Sierra in Bolivia, which began during the fourth quarter, and from Brazil to Asunción in Paraguay and Montevideo in Uruguay, which started in January, 2006.

In April 2005, the Company concluded its second global public offering of preferred shares as detailed in note 10 a.

In December 2005, the Company entered into a joint venture with a group of Mexican entrepreneurs and investors to create a low-cost airline company in Mexico, in which the Company will hold 25% of the voting capital and 48% of the total capital. Steps are being taken to obtain necessary authorizations to operate according to Mexican regulations.

On December 13, 2005, the Company changed the ratio of its American Depositary Receipts (ADR) program from 1 American Depositary Share (ADS) corresponding to 2 preferred shares to 1 ADS corresponding to 1 preferred share.

On December 31, 2005 and 2004, the Company’s share ownership structure is as follows:

	2005			2004

	Common	Preferred	Total	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.40%	71.92%	100.00%	40.32%	75.15%
Comporte Participações S.A.	-	3.87%	1.71%	-	4.30%	1.78%
BSSF Air Holdings LLC	-	-	-	-	13.06%	5.43%
Public Market	-	59.73%	26.37%	-	42.32%	17.64%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Continued December, 2005 and 2004
(In thousands of reais)

2. Business Overview – Continued

On December 31, 2005 and 2004, the Company has the following share participations:

Share participations

Gol Transportes Aéreos S.A. (GOL)	100%
Gol Finance LLP	100%

The wholly-owned subsidiary GOL, incorporated on August 1, 2000, has as main corporate purpose the regular air transportation of passengers, cargo and express courier in the domestic and foreign territories, under the concession regime as authorized by the Brazilian Civil Aviation Department - DAC, of the Ministry of Aeronautics, by means of the Ordinance No. 1109/DGAC as of August 18, 2000.

The wholly-owned subsidiary Gol Finance LLP, headquartered in the United Kingdom, has as main corporate purpose to facilitate transactions relating to aircraft acquisition.

3. Basis of Preparation and Presentation of the Financial Statements

The pro forma consolidated financial statements for the year ended on December 31, 2004 are not different from the Company’s corporate financial statements and have been prepared to facilitate the comparison between the financial and equity conditions and pro forma consolidated operating results as of 2004, as GLAI was incorporated on January 1, 2001, and as it had already held a stake in GOL, mentioned above, since that date.

The Company has entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements comprise the additional requirements of BOVESPA Novo Mercado (New Market).

Pursuant to the Compliance Agreement entered into with Bovespa, the Company would have a three-year term, as of June 24, 2004, to comply with the requirement that the shares issued by the Company, representing 25% of its total capital, would be outstanding shares. On December 31, 2005 this percentage was 26.37% .

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Continued December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

The consolidated financial statements were prepared in compliance with the accounting practices adopted in Brazil, provisions in the Brazilian corporate law, in the Accounting Plan elaborated by the Civil Aviation Department – DAC and in the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied in relation to the financial statements for the year ended on December 31, 2004.

The pro forma financial statements are presented in compliance with the IBRACON NPC 27 pronouncement – Accounting Statements – Presentation and Disclosures. The following reclassifications were made in 2005 and 2004 due to the application of NPC 27:

i.	Financial investments in the amount of R$ 739,731 (R$ 443,361 in 2004) were separated into short-term investments.

ii	The net financial result was separated between expenses and financial revenues based on concepts set forth in NPC 27, as described in note 2 k.

Additionally, the following reclassifications and groupings were made for adequacy and consistency with the current year:

i.	The Company reviewed the profit sharing concept and, considering that the profit sharing plan also includes other operating targets, total bonuses are classified as salary operating expenses in 2005 and 2004.

ii.	Commercial leases payable in the short term were included in other liabilities and provisions, and the items of long-term liabilities were grouped in accounts payable and provisions, in non-current liabilities, due to relevance of the amounts involved.

iii.	Investments in deferred assets were grouped in other non-current assets.

The financial statements include the following supplementary information that the Management considers material for the market:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

Appendix I – Statements of cash flow - prepared according to the indirect method, using accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors.

Appendix II – Statements of value added - prepared according to the Brazilian Accounting Rules, supplemented by orientation and recommendations of the Brazilian Securities and Exchange Commission – CVM.

Appendix III – Statement of Environmental and Social Information – prepared according to the Brazilian Accounting Rules.

The main accounting practices and criteria adopted by the Company are described as follows:

a) Recognition of revenues

Revenues are appropriated in compliance with the accrual basis method. Passenger transportation revenues are recognized after the effective provision of services. Reservations sold and corresponding air traffic liabilities are shown in current liabilities, having as utilization term the period of one year.

Cargo transportation revenues are recognized when the transport is executed. Other revenues are represented by charter services, flight reservation change rates and other services, which are recognized when services are provided.

b) Cash and cash equivalents, financial investments and short-term investments

Financial investments with maturity not over 90 days from the balance sheet date are shown by the investment amount, plus remunerations proportionally contracted and recognized up to the balance sheet date. Short-term investments refer to financial investments redeemable in a term over 90 days from the balance sheet date and are represented by securities acquired with the purpose of being frequently and actively traded, classified as securities for trading. Such investments are evaluated and accounted by the market value determined based on quotations or estimates, and realized and unrealized gains and losses are recognized in the result.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

c) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

d) Inventories

Inventories are comprised of consumption material, parts and maintenance material. They include imports in progress and are presented at their acquisition cost, reduced to obsolescence provision, when applicable, not surpassing the market value.

e) Deposits for leasing contracts

All aircraft operated by the Company are leased in the operating leasing mode with no purchase option clause. As required by contracts, the Company makes lease contract deposits for leasing companies. These deposits are denominated in US dollars, do not earn interest and are repayable at the end of the contract.

f) Investments

The financial statements of the subsidiaries are prepared based on accounting practices in accordance with the Company’s. The financial statements of Gol Finance LLP are converted into Brazilian Reais considering that its functional currency is the Real and that certain non-monetary items are maintained at the historical cost in foreign currency and are converted using the foreign exchange rate at the begging of the transaction. The monetary items are converted based on the foreign exchange rate in force on the balance sheet date and the corresponding foreign exchange variations are recognized in equity in the earnings of subsidiary and associated companies.

g) Property, plant and equipment

Property, plant and equipment is recorded by acquisition cost, which includes financial charges incurred during the aircraft construction stage, minus respective accumulated depreciation, calculated by the straight-line method with the rates taking into consideration the estimated useful life of the assets. Betterments in third-party assets are depreciated based on rent contracts. Recovery of property, plant and equipment in the course of future operations is periodically evaluated.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

h) Deferred charges

Deferred charges are comprised of pre-operating expenses and expenses that will benefit deferred income and may be amortized in a period of 2 to 5 years.

i) Assets and liabilities in foreign currency or subject to indexation

They are restated based on foreign exchange rates and indices effective on the balance sheet date.

j) Leasings

Monthly contract liabilities resulting from aircraft leasing contracts without a purchase option clause are appropriated to the result by the time they are incurred.

k) Financial revenues (expenses)

Financial revenues represent accrued interest, foreign exchange variations of assets, financial investment gains and financial derivative instrument gains. Financial expenses include interest expenses on loan, foreign exchange variations of liabilities and losses with financial derivative instruments.

l) Income tax and social contribution

Provision for income tax is calculated at the 15% rate plus a 10% additional on the exceeding taxable income at R$ 240 a year, and social contribution is constitutes at 9% rate on the taxable base.

Deferred income tax and social contribution arise from accumulated tax losses, social contribution negative base and from temporary additions to the taxable income.

The fiscal credit arising from goodwill incorporated by the Company is being amortized on a straight-line basis in 60 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

m) Provision for contingencies

Provision for contingencies is constituted based on the options of legal consultants by amounts sufficient to cover losses and risks considered probable.

The Company has adopted the concepts set forth in NPC No. 22 about Provisions, Liabilities, Contingencies for Liabilities and Assets in the constitution of provisions and disclosures about issues involving litigations and contingencies.

n) Use of estimates

The preparation of the financial statements in accordance with the accounting practices require that the Management makes estimates based on assumptions affecting the value of assets, liabilities, revenues and expenses and disclosures presented in the financial statements. The effective results may differ from these estimates.

o) Consolidation

The consolidation process of balance and result accounts adds up horizontally the balances of the accounts of assets, liabilities, revenues and expenses, according to their nature, supplemented by the elimination of the interests of the parent company in the capital, reserve and retained earnings of the subsidiaries. The exclusive funds recorded as short-term investments are consolidated.

p) Proposed profit allocation

The financial statements reflect the Board of Directors’ proposal for the allocation of the net income for the year in the assumption of its approval by the Annual General Meeting.

q) Employee profit sharing

The provision for employee profit sharing is monthly constituted based on Management’s estimates, considering the targets established for the year, and recorded as payroll expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

r) Derivatives

In order to protect a part of the Company’s exposure from variations of foreign exchange rates and from the increase in fuel prices, the Company uses oil and foreign exchange financial derivative instruments. Those instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to increases in fuel price. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in the compensation of variations in aircraft fuel prices and serving as a short-term protection against strong increases in the average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged assets prices. As most of the Company’s fuel derivatives is not traded on stock exchanges, the Company estimates their fair values. The fair value of derivative instruments, depending on the type, is determined based on evaluation methods of present value and option appreciation models that use assumptions on the market price of commodities. Furthermore, as there is not a reliable futures market for aircraft fuel, Management estimates aircraft fuel future prices to measure the effectiveness of derivatives to offset variations in prices.

Aiming to record, demonstrate and disclose transactions with financial derivative instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company started, as of January 2005, to measure the effectiveness of financial derivative instruments used with the specific purpose of market risk coverage based on their fair values, and to recognize the non effective portion of realized results of the transactions with financial derivative instruments directly in the financial result for the year, as the effective portion of realized results is recognized by means of adjusting revenues and expenses related to the items, covered. Unrealized results, or the variation of the market fair value are recognized in the shareholders’ equity.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

r) Derivatives – Continued

The accounting policy for effectiveness measurement of derivative instruments was defined based on the Company’s risk management policy that considers effective instruments which offset between 80% and 120% of the change in the price of the item to which protection was contracted.

The market value of financial derivative instruments is calculated based on usual market practices, using closing amounts in the period and material underlying quotations, except for option contracts, whose values are determined by means of the adoption of a pricing methodology (Black & Scholes), and the variables and information related to volatility ratios are obtained by means of acknowledged market information providers.

s) Earnings per share

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

t) Conciliation between information and the disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate financial statements and the USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

3. Basis of Preparation and Presentation of the Financial Statements – Continued

t) Conciliation between information and the disclosures under USGAAP - Continued

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of maintenance expenses to income. On December 31, 2005, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 88,729 lower (R$ 82,910 on December 31, 2004) due to this difference and the respective tax effects in comparison with net income under USGAAP. At the same date, shareholder’s equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 249,416 lower due to, mainly, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through issuing shares and accounting for stock options granted to executives and employees. There are also differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate financial statements as per Brazilian Corporation Law and in accordance with USGAAP.

4. Cash and Cash Equivalents and short-term investments

	2005	2004
		Pro forma

Cash and cash equivalents
Cash and banks	25,964	105,743
Financial Investments
Fixed income	44,197	87,089
Variable income	619	-
Government securities	34,567	62,092
Bank Deposits Certificates – CDB	23,957	150,806

	129,304	405,730

Short-term Investments
Government securities	452,931	286,931
Bank Deposits Certificates – CDB	286,800	146,048
Debentures	-	10,382

	739,731	443,361

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

4 . Cash and cash equivalents and short-term investments - Continued

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of nearly 1.47% a month, based on CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. On December 31, 2005, investments in CDB in the amount of R$ 9,600 were bond to loan guarantees with Banco do Brasil.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of exclusive investment fund quotas, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in investment funds have a daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brasil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. Information concerning risk management policies and the positions of open financial derivative instruments are detailed in Note 16.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

5. Deferred Taxes and Carryforwards, Short and Long-Term

	2005	2004
		Pro forma
		restated

Carryforwards
PIS and Cofins credits	520	3,250
Prepayment of IRPJ and CSSL	6,221	4,400
Credit of IRRF on financial investments	4,790	2,561
Other	2,605	446

	14,136	10,657

Deferred taxes
Fiscal losses and negative bases of social contribution	45,000	11,721
Tax credits arising from incorporation	19,458	25,296
Temporary differences	3,549	5,369

	68,007	42,386
Short-term	(20,022)	(16,494)

Long-Term	62,121	36,549

Tax credits resulting from accumulated debits and social contribution negative base were recorded on December 31, 2005, based on the expectation of the generation of future taxable profits. Management estimates, based on the Company’s business plans approved by the Board of Directors, that the credits will be realized in a 3-year term as of 2006.

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for fiscal purposes, the goodwill resulting from the retained earnings expectations whose amortization results in a tax benefit corresponding to 34% of the goodwill value which is in the financial statements as deferred income tax and social contribution in counterpart to the special goodwill reserve in the shareholder’s equity in the amount of R$ 29,187 which the Company is amortizing in a straight-line basis for the period of 60 months since May 2004. The goodwill amortized in the 2005 fiscal year was R$ 17,168, (R$ 11,446 in 2004), generating a tax benefit of R$ 5,838 (R$ 3,891 in 2004). Management understands that, based on the projection of taxable income, the remaining balance of deferred income tax and social contribution is totally realizable.

6. Inventories

		2004
	2005	Pro forma

Consumable material	3,149	2,182
Parts and maintenance material	15,644	11,178
Prepayment to suppliers	14,976	6,179
Other	6,914	1,499

	40,683	21,038

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

7. Property, Plant and Equipment

		2005			2004

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare engines	20%	53,401	-	53,401	-
Replacement part kits	20%	169,568	(64,445)	105,123	63,717
Aircraft and safety equipment	20%	801	(166)	635	1,025
Tools	10%	1,954	(254)	1,700	653

		225,724	(64,865)	160,859	65,395
Property, plant and equipment in service
Software licenses	20%	18,715	(5,943)	12,772	11,607
Vehicles	20%	1,832	(815)	1,017	949
Machinery and equipment	10%	3,962	(524)	3,438	1,594
Furniture and fixtures	10%	4,511	(940)	3,571	2,970
Computers and peripherals	20%	6,412	(2,673)	3,739	2,519
Communication equipment	10%	1,078	(201)	877	530
Facilities	10%	1,080	(138)	942	385
Brand names and patents	-	37	-	37	35
Leasehold improvements	4%	25,928	(3,409)	22,519	508
Work in progress	-	13,492	-	13,492	1,419

		77,047	(14,643)	62,404	22,516

		302,771	(79,508)	223,263	87,911

Deposits for aircraft acquisition	-	356,765	-	356,765	43,447

		659.536	(79.508)	580.028	131.358

The deposits for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 65 Boeing 737-800 Next Generation (17 aircraft in 2004), as further explained in Note 14, and capitalized interest of R$ 20,357 are included (R$ 3,244 in 2004). On December 31, 2005, the balance includes a R$ 35,632 million advance for the acquisition of two aircraft engines.

The work in progress is related mainly to the Aircraft Maintenance Center construction in Minas Gerais and works in new bases.

8. Loans and Financing

On December 31, 2005, the Company has 11 short-term credit lines with 6 financial institutions that allow loans up to R$ 340,000. Two of those lines are guaranteed by promissory notes which allow loans up to R$ 200,000. On December 31, 2005, there were loans of R$ 54,016 using those instruments. One of those lines is guaranteed by accounts receivable of the credit cards providers in a R$ 50,000 limit. On December 31, 2005 there were no contracted loans using that instrument.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

9. Provision for Contingencies

The Company takes part in legal proceedings and civil and labor claims that arise in the ordinary course of business. Although the results of those proceedings cannot be forecasted, the final judgment of those actions will not have a relevant side effect in the Company’s financial position, operating income and cash flow, according to management’s opinion which is supported by its external legal advisors.

In order to demonstrate a better current estimate, the provisions constituted for probable losses are classified in non-current liabilities and are reviewed periodically based on the proceedings evolution and on the background of losses in favor of labor and civil claims.

The Company is judicially discussing several aspects regarding the assessment and calculation basis of PIS and COFINS on its operations. In 2005, the Company made judicial deposits in the amount of R$ 23,723 and the related provisions regarding legal obligations totaled R$ 18,794.

The Company is questioning in court the non-assessment of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets, neither now nor in the future. Given that there is no circulation of goods, the tax triggering event is not characterized.

On December 31, there were 29 judicial petitions in court and another 7 judicial petitions in lower court. Estimated aggregated value of the current lawsuits - based on the 4% rate applied to the price of the lease aircraft and engines and taking these assets’ estimated useful life over the average period of the Company’s commercial leases – totals R$45,000 in 2005 (R$34,000 in 2004), monetarily adjusted and excluding eventual default fees.

The Company, supported by case law and the opinion of its independent legal advisors, understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

10. Transactions with Related Parties

The subsidiary GOL maintains operating agreements with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by associated company whose agreement expires as of March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The payable balances of the associated companies, in the amount of R$ 97 (R$ 69 in 2004) are included in the suppliers’ balance jointly with third-party operations. The expenses value that affected the 2005 income is R$ 2,300 (R$ 1,401 in 2004).

11. Shareholders’ Equity

a) Capital stock

i. On December 31, 2005, the capital stock is represented by 109,448,497 common shares and 86,524,136 preferred shares.

ii. The authorized capital stock on December 31, 2005 is R$ 1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

11. Shareholders’ Equity – Continued

a) Capital Stock – Continued

iv. The average quote of the shares of Gol Linhas Aéreas Inteligentes S.A. on December 31, 2005, on the São Paulo Stock Exchange - BOVESPA, corresponded to R$ 66.42 and US$ 28.21 on the New York Stock Exchange – NYSE. The equity value per share on December 31, 2005 is R$ 8.03 (R$ 5.27 on December 31, 2004).

v. Transactions in 2005

On April 27, 2005, the Company concluded a global public offering of 14,700,000 preferred shares at the price of R$ 35.12, out of which 5,520,811 preferred shares were offered by the Company and 9,179,189 preferred shares were offered by BSSF Air Holding LLC, a company affiliated to the shareholder AIG Capital Partners, in the Brazilian and foreign markets as ADS. The funds raised by the Company by means of the primary offering of new shares, in the amount of R$ 193,890, will be used for its expansion plan, mainly for payment of deposits for aircraft purchase provided under its agreement with Boeing.

On May 2, 2005 the Company made a public subscription of 2,205,000 preferred shares, exercising the option for subscription and distribution of new shares according to the agreements entered into with financial institutions for placement of the new shares issued in the amount of R$ 77,440.

vi. Transactions in 2004

The Extraordinary General Meeting held on March 29, 2004 approved a capital increase, subscribed by the shareholders and by BSSF Air Holdings LLC which was fully paid up by means of the granting to the company of shares of Gol Transportes Aéreos S.A. BSSF Air Holdings LLC is a corporation controlled by AIG Brazil Special Situations Fund, L.P. and AIG Brazil Special Situations Parallel Fund, C.V., which are funds managed by the AIG group.

At the Extraordinary General Meeting held on March 29, 2004 the shareholders approved the incorporation of BSSF II Holdings Ltda. by Gol Transportes Aéreos S.A.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

11. Shareholders’ Equity – Continued a) Capital Stock – Continued vi. Transactions in 2004 – Continued

At the Extraordinary General Meeting held on May 25, 2004, the shareholders approved the splitting of common and preferred shares in the proportion of 2.8 (two wholes and eight tenths) shares of each type per each existing share. As a result, the total of shares increased from 60,283,301 on March 31, 2004 to 168,793,243 that, added to the offered shares, totaled 187,543,243 with the same rights and advantages attributed to them by the Company’s Bylaws. The stock splitting was made without capital stock change and the new shares that were created due to the splitting were credited to the shareholders in the proportion of the recorded shares in the stock registry. In addition, the change in the common shares features was approved, which became convertible into preferred shares at any time, at the rate of 1 (one) common share to 1 (one) preferred share, once they were fully paid and in compliance with the legal limit.

On June 24, 2004 the Company concluded a global public offering on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE with the main purpose of raising funds for investments regarding the new aircraft acquisition; 18,750,000 preferred shares at the price of R$ 26.57 per share were placed, totaling R$ 498,188, which resulted in the entry of R$ 463,877 to the Company’s cash.

b) Capital reserves

i. Special goodwill reserve of subsidiary

The subsidiary Gol Transportes Aéreos S.A. constituted a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit that came from the goodwill amortization accounted by BSSF II Holdings Ltda. and absorbed by the incorporation of that company. The special goodwill reserve may be capitalized at the end of each fiscal year in favor of Gol Linhas Aéreas Inteligentes S.A., once the tax benefit has been realized by means of a effective decrease in the taxes paid by the subsidiary. The tax realization of this credit would benefit without distinction all the Company’s shareholders on its realization dates. In the fiscal year ended on December 31, 2005 the tax benefit realized was R$ 9,729 (R$ 5,837 in 2005 and R$ 3,891 in 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

11. Shareholder’s Equity – Continued

b) Capital reserves – Continued

ii. Goodwill in the granting of shares

The goodwill reserve was determined based on the granting of shares as a result of the net wealth surplus in relation to the value recorded as capital increase and indistinctively benefits all the shareholders.

c) Revenue reserves

i. Legal

It is constituted by means of the appropriation of 5% of the net income for the year, according to the article 193 of Law No. 6,404/76.

ii. Reinvestments

The remaining net profit portion of the 2005 fiscal year after the constitution of legal reserve reduced from dividends and interest on shareholder’s equity, in the amount of R$ 285,406 (R$ 229,134 in 2004), was directed to reinvestment as estimated in the capital budget approved by the Board of Directors.

The reinvestment reserve aims to meet the investments estimated in the capital budget for the 2006 fiscal year and depends on the resolution at the Shareholders Annual Meeting to be held on April 7, 2006.

d) Dividends and Interest on Equity

In accordance with the Company’s Bylaws, to the shareholders is guaranteed a mandatory minimum dividend of 25% of the net income for the period adjusted under the terms of the article 202 of the Corporation Law.

In accordance with Law No. 9,249, as of December 26, 1995 the Company decided, in 2005, for the payment of interest on shareholder’s equity to the shareholders, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 113.,670 (including the IRRF in the amount of R$ 17,051).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

11. Shareholders’ Equity – Continued

d) Dividends and Interest on Equity – Continued

The dividends proposal related to the fiscal year ended on December 31, 2005, which will be forwarded by Company’s Management to the shareholders’ approval at the Extraordinary General Meeting to be held on April 7, 2006, in the amount of R$ 100,819, fulfills the rights guaranteed by the Bylaws.

The base income for determining the dividends and the proposed dividends were calculated as follows:

		2004
	2005	restated

Net income for the year of the parent company	424,501	239,789
Legal reserve constitution	(21,225)	(11,990)

Base income for the determination of the minimum mandatory dividend	403,276	227,799

Mandatory minimum dividend, equivalent to 25 % of the base income	100,819	56,950

Proposed Dividends	100,819	60,676

Interest on equity, net of income tax	96,620	-
Supplementary dividends	4,199	-

Dividends per share	R$ 0.51	R$ 0.32

The proposed dividends and interest on shareholder’s equity will be paid in 7 businesses days after the approval of the financial statements by the Extraordinary General Meeting.

In 2004, the base profit for dividend setting comes from the equity in the earnings of the subsidiary GOL from March 1, 2004, the base date of the corporate restructuring put into effect by the verification of shares of the subsidiary Gol.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

12. Cost of Services Rendered, Sales and Administrative Expenses

	2005					2004 Pro forma

	Cost of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	187,015	-	65,042	252,057	11.7	172,979	11.6
Aircraft fuel	808,268	-	-	808,268	37.4	468,192	31.4
Aircraft leasing	240,876	-	-	240,876	11.2	195,504	13.1
Supplementary leasing	126,053	-	-	126,053	5.8	103,202	6.9
Aircraft insurance	29,662	-	-	29,662	1.4	25,575	1.7
Maintenance material and repair	55,373	-	-	55,373	2.6	51,796	3.5
Aircraft and traffic servicing	89,630	-	1,969	91,599	4.2	74,825	5.0
Sales and marketing	-	335,722	-	335,722	15.6	261,756	17.6
Landing fees	92,404	-	-	92,404	4.3	57,393	3.9
Depreciation	35,058	-	401	35,459	1.6	21,242	1.4
Amortization	-	-	747	747	0.0	4,758	0.3
Other operating expenses	81,226	-	9,182	90,408	4.2	52,629	3.5

	1,745,565	335,722	77,341	2,158,628	100.0	1,489,851	100.00

Salaries, wages and benefits expenses include provision for 2005 employee profit sharing, in an estimated value of R$ 30,535 (R$ 27,181 in 2004).

In 2005, aircraft fuel expenses include R$ 11,153 arising from results with derivatives represented by fuel hedge contract results expired in the year and measured as effective to hedge the expenses against fuel price fluctuations.

The management’s compensation totaled R$ 2,851 in 2005 (R$ 2,261 in 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

13. Net Financial Income

	2005	2004
		Pro forma
		restated

Financial Expenses:
Interest on loans	(19,383)	(13,445)
Foreign exchange variations on liabilities	(29,985)	(14,359)
Losses in investment funds	-	(11,214)
Losses on financial instruments	(11,622)	(5,131)
CPMF tax	(10,208)	(5,987)
Monetary variations on liabilities	(5,873)	(1,464)
Interest expenses on equity	(113,670)	-
Other	(28,331)	(36,039)

	(219,072)	(87,639)

Financial income:
Interest and gains on financial investments	5,319	50,804
Foreign exchange variations on assets	20,873	9,168
Gains on financial instruments	135,983	6,607
Capitalized interests	17,113	3,216
Monetary variations on assets	6,019	464
Other	423	957

	185,730	71,216

Net financial income	(33,342)	(16,423)

14. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, tax expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

		2004
Description		Pro forma
	2005	restated

Income before income tax and social contribution	477,120	454,612
Combined tax rate	34.0%	34.0%
Income tax and social contribution based on the combined tax rate	162,221	154,568
Permanent additions
Nondeductible expenses	5,981	1,535
Permanent exclusions	-
Tax incentives	(1,913)	(3,291)

Income tax and social contribution debited to the result	166,289	152,812

Effective rate	34.9%	33.6%

Current income tax and social contribution	189,576	165,710
Deferred income tax and social contribution	(23,287)	(12,898)

	166,289	152,812

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

15. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. On December 31, 2005 the Company had operational lease agreements on 42 aircraft (27 in 2004), with expiration dates from 2006 to 2012.

The future payments of leases under the operating lease agreements are denominated in US dollars and have the following breakdown per year on December 31, 2005:

	R$			US$ (in thousands)

	Aircraft	Engines	Total	Aircrafts	Engines	Total

2006	255,111	11,802	266,913	108,989	5,042	114,031
2007	242,798	10,681	253,479	103,729	4,563	108,292
2008	172,568	8,941	181,509	73,725	3,820	77,545
2009	127,032	4,728	131,760	54,271	2,020	56,291
2010	38,769	2,252	41,021	16,563	962	17,525
After 2010	27,976	-	27,976	11,952	-	11,952

	864,254	38,404	902,658	369,229	16,407	385,636

During the 2005 fiscal year, the Company entered into new operating lease agreements for seven Boeing 737-300, four Boeing 737-700 and four 737-800 which are not subject to deposits for leasing contracts.

The Company has an agreement with Boeing to purchase 101 Boeing 737-800 Next Generation aircraft, 65 of which are firm orders and 36 purchase options. The firm order approximate value is R$10,615 million (corresponding to approximately US$ 4,535 million), based on the aircraft list price that includes estimates for contractual increases in prices and deposits during the aircraft construction stage as shown below:

	Expected Delivery		US$
	Firm Orders	R$	(in thousands)

2006	11	1,815,091	775,448
2007	13	2,012,209	859,661
2008	9	1,264,172	540,083
2009	10	1,638,900	700,175
2010	8	1,371,030	585,735
After 2010	14	2,513,521	1,073,833

	65	10,614,923	4,534,935

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

15. Commitments – Continued

The Company has made initial payments for aircraft acquisition using its own funds originated from the primary share offering and loan contracted through short-term credit lines and supplier financing.

The Company expects that aircraft purchase obligations will be financed up to 85% through long-term financing agreements guaranteed by the US Exim Bank.

16. Employees

The Company keeps a profit sharing plan and stock option plans.

The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On December 31, 2005, the provision made based on Management’s expectations and estimates is R$ 30,535 (R$ 27,181 in 2004).

At an Extraordinary Shareholders’ Meeting held on May 25, 2004, the shareholders approved a stock option plan targeting senior executives, executive officers and other Company administrators. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price of R$ 3.04 per share, from which 50% became exercisable as of October 25, 2004, and the remaining 50%, quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 87,418 options for the purchase of the Company’s preferred shares at the price of R$ 33.06 per share.

The transactions are summarized below:

	Stock	Average pro-rated
	options	price for the
		period

Options granted in 2004	937,412	3.04
Outstanding on December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding on December 31, 2005	321,251	11.21

Quantity of shares to be exercised on December 31, 2004	507,765	3.04
Quantity of shares to be exercised on December 31, 2005	158,353	6.50

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

16. Employees - Continued

On December 31, 2005 and December 31, 2004, the weighted average fair values on the granting date of the stock options were R$ 21.46 and R$ 19.95, respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 2% dividend payment, an expected volatility of approximately 39%, a risk free weighted average rate of 17% and a medium maturity of 3.9 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the intrinsic value on the date of the options granting, the income would have been R$ 8,126 lower (R$10,058 in 2004).

The exercise price gap and the remaining weighted average maturity of the outstanding options, as well as the exercise price gap for the options to be exercised on December 31, 2005 are summarized below:

Outstanding Options				Options to be Exercised

		Remaining
	Outstanding	weighted		Options to be
	options on	average	Weighted	exercised	Weighted
Price gap	12/31//2005	maturity	average price	on 12/31/2005	average price

3.04	233,833	2.00	3.04	140,092	3.04
33.06	87,418	9.00	33.06	18,261	33.06

3.04-33.06	321,251	3.90	11.21	158,353	6.50

17. Financial derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, as its revenues are generated in reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses financial derivative instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of those risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its Subsidiary Gol are quotaholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

16. Financial derivative Instruments – Continued

a) Fuel price risk and availability

Airline companies are exposed to aircraft fuel price change effects. Aircraft fuel consumption in 2005 and 2004 represented approximately 37.4% and 31.4%, respectively, of the Company’s operating expenses. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. Fuel hedges go towards fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices are highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The future contracts are listed on NYMEX, swaps are contracted with first class international banks and the options can either be those listed on NYMEX or those traded with first class international banks.

The Company’s derivatives contracts, on December 31, 2005, are summarized as follows (in thousand, except when indicated):

	2005	2004

On December 31:
Fair value of financial derivative instruments at year end	R$ 8,464	R$ 5,131
Average remaining term (months)	8	1
Hedged volume (barrels)	1,431,000	120,000

Year ended on December 31:
Hedge effectiveness gains recognized in aircraft fuel expense	R$ 5.246	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$ 397	N.A.
Percentage of actual consumption hedged (during year)	55%	75%

The Company used financial derivatives for short and long terms and keeps its positions for future months. On December 31, 2005 the Company holds a combination of call options, collar structures and swaps to hedge approximately 30% of its aircraft fuel consumption in 2006 at average oil prices equivalent to US$ 59.90 per barrel, approximately.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

16. Financial derivative Instruments – Continued

a) Fuel price risk and availability – Continued

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. On December 31, 2005, gains recorded in “Accumulated other comprehensive income” totalized R$ 5.586, net of taxes. Ineffective hedges arise when the changes in the value of derivatives is not between 80% and 120% of the hedged fuel value variation. As periodic changes in the derivative fair value are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs. The effective hedge results are recorded as fuel acquisition cost reduction or increase, and the hedge results that are not effective are recognized as financial revenue or expense. When the aircraft fuel is consumed and the related financial derivative instrument is settled, the gains or losses registered on shareholds equity are recognized as aircraft fuel expenses. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

b) Exchange rate risk

On December 31, 2005 the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at December 31, 2005 is set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

16. Financial derivative Instruments – Continued

b) Exchange rate risk – Continued

	2005	2004

Assets
Cash, cash equivalents and financial investments	(11,120)	(27,020)
Deposits for aircraft leasing contracts	(22,583)	(33,559)
Prepaid leasing expenses	(14,133)	(9,885)
Advances to suppliers	(48,793)	(5,984)
Others	(9,713)	-

Total obligations in US dollar	(106,342)	(76,448)
Liabilities
Foreign suppliers	15,628	10,818
Operating leases payable	13,127	14,044
Insurance premium payable	25,371	24,060

	54,126	48,922
Foreign exchange exposure in R$	(52,216)	(27,526)
Total foreign exchange exposure in US$	(22,308)	(10,369)

Obligations not recorded in the balance sheet
Operating lease agreements	902,658	759,304
Obligations arising from firm orders
for aircraft purchase	10,614,923	2,997,000

Total foreign exchange exposure in R$	11,465,365	3,728,778

Total foreign exchange exposure in US$	4,898,263	1,404,754

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

17. Financial derivative Instruments – Continued

b) Exchange rate risk – Continued

Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term financial derivative instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

		2005		2004

On December 31:
Fair value of financial derivative instruments at year end	R$	1,249	R$	(451)
Longuest remaining term (months)		1		1
Hedged volume	R$	135,129	R$	56,775

Period ended on December 31:
Hedge effectiveness gains recognized in operating expenses	R$	(24,236)		N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$	(10,921)		N.A.
Percentage of expenses hedged (during year)		60%		73%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

17. Financial derivative Instruments – Continued

b) Exchange rate risk – Continued

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. On December 31, 2005, gains in “Accumulated other comprehensive income” totalized R$ 825, net of taxes.

c) Credit risk of financial derivative instruments

The financial derivative instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amount by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by changes in international interest rates in US dollar due to the impact of such changes in interest expenses of operating lease agreements. On December 31, 2005, there were no open hedge contracts for the international interest rate risk. During 2005, international interest rates hedge operations were not carried out.

The Company’s results are affected by changes in the interest rates in Brazil, both those applicable to deposits and liabilities in real and those applicable to US dollar indexed securities, due to the impact of such changes on the market value of financial derivative instruments conducted in Brazil, on the market value of prefixed securities in real and on the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself from domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2005, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 238,381 with periods of up to 18 months, with a fair market value of R$ (38), corresponding to the last owed or receivable adjustment, already received and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial incomes in the same period they occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

18. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2005 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	2,715,992	1,160,333
Civil Liability per occurrence/aircraft	1,404,420	600,000
Warranty – Hull/War	2,715,992	1,160,333
Inventories	327,355	139,854

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollar.

19. Quarterly Financial Information (Unaudited)

The quarterly results for the January 1 to December 31, 2005 period are summarized as follows:

	First	Second	Third	Fourth
2005	quarter	quarter	quarter	quarter

Net operating revenue	589,159	562,168	696,658	821,105
Operating income	170,763	70,601	171,022	64,734
Net income for the period	112,472	43,744	116,798	151,487
Pro forma earnings per share in R$	0.60	0.22	0.60	0.77

2004	First	Second	Third	Fourth
Pro forma	quarter	quarter	quarter	quarter
restated

Net operating revenue	433,092	385,526	517,233	625,035
Operating income	103,070	75,864	133,901	141,777
Net income for the period	67,942	49,135	86,417	98,305
Pro forma earnings per share in R$	0.36	0.26	0.46	0.52

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

20. Parent Company Information

We present the condensed balance sheet on December 31, 2005 and 2004 and the condensed income statement of income on December 31, 2005 compared to the period from March 12 to December 31, 2004 of the Parent Company, derived from the Company’s audited corporate financial statements published and filed with the Brazilian Securities and Exchange Commission – CVM:

CONDENSED BALANCE SHEET:

	2005	2004
		Pro forma
		restated

ASSETS
Current assets
Cash and cash equivalents	36,632	4,302
Short-term investments	210,408	-
Deferred taxes and carryforwards	11,037	-
Prepaid expenses	864	-
Dividends receivable	349,506	76,239

Total current assets	608,447	80,541

Non current assets

Deferred taxes	45,000	11,721
Credit with associated companies	-	390,788
Investments	1,038,677	566,216
Deferred assets	95	-

Total non-current assets	1,083,772	968,725

Total assets	1,692,219	1,049,266

LIABILITIES
Current liabilities
Provision for income tax and social contribution	17,051	52
Dividends and interests on shareholder’s equity	101,482	60,676
Other obligations	771	395

Total current liabilities	119,304	61,123

Shareholder’s equity
Capital stock	991,204	719,474
Capital reserve	89,556	89,556
Retained earnings	485,744	179,113
Total comprehensive income, net of taxes	6,411	-

Total shareholder’s equity	1,572,915	988,143

Total liabilities	1,692,219	1,049,266

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

20. Parent Company Information – Continued

CONDENSED STATEMENT OF INCOME

	2005	2004
		Pro forma
		restated

Operating revenues (expenses)
Administrative expenses	(1,733)	-
Interest expenses	(127,661)	(31,223)
Interest revenues	31,518	321

	(97,876)	(30,902)
Income from equity investments
Equity accounting	375,429	258,969

Income before income tax and social contribution	277,553	228,067
Income tax and social contribution	33,278	11,721

Income before reversal of interest on shareholder’s
equity	310,831	239,788

Interest on shareholder’s equity	113,670	-

Net income for the year	424,501	239,788

Earnings per share (R$)	2,17	1,36

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX I – PRO FORMA CONSOLIDATED CASH FLOW STATEMENTS

	2005	2004
		Pro forma
		restated

Net income for the period	424,501	301,800
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	36,206	26,000
Provision for doubtful accounts receivable	1,343	(213)
Deferred income taxes	(23,287)	(12,898)
Variations in operating assets and liabilities:
Receivables	(178,931)	(145,581)
Inventories	(19,645)	(5,802)
Prepaid expenses, taxes recoverable and other receivables	(41,358)	(60,079)
Suppliers	28,250	(2,931)
Deposits for leasing contracts	1,047	(2,202)
Airtraffic liability	57,909	36,498
Taxes payable	22,092	29,427
Insurance payable	1,311	24,060
Payroll and related charges	16,087	16,082
Provisions for contingencies	11,281	1,781
Other liabilities	10,763	13,689

Net cash generated (used) in operating activities	347,569	219,631

Financial investments	(296,370)	(443,361)
Investments	(569)	(630)
Deposits for leasing contracts	3,941	(5,298)
Property, plant and equipment acquisition (includes deposits for
aircraft acquisition of R$ 313,318)	(484,129)	(89,385)

Net cash used in investment activities	(777,127)	(538,674)

Financing activities:
Short term borrowings	(64,333)	79,443
Tax benefit contributed by shareholders	-	29,187
Dividends payable	(60,676)	(26,503)
Capital increase – incorporation of the Company	271,730	496,355
Total comprehensive income, net of taxes	6,411	-

Net cash generated in financing activities	153,132	578,482

Net cash addition
Cash and cash equivalents at the beginning of the year	(276,426)	259,439
Cash and cash equivalents at the end of the year	405,730	146,291

	129,304	405,730

Transactions not affecting cash
Tax benefit contributed by shareholders	-	29,187
Additional information
Interests paid	19,383	12,223
Income tax and social contribution paid for the year	168,975	162,663

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX II – PRO FORMA CONSOLIDATED VALUE ADDED STATEMENTS

	2005	2004
		Pro forma
		restated

REVENUES
Passenger, cargo and other transportation	2,778,084	2,054,649
Provision for doubtful accounts receivable	(1,611)	(213)

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	(828,268)	(468,192)
Material, energy, third-party services and other	(215,737)	(179,037)
Aircraft insurance	(29,662)	(25,575)
Sales and marketing	(335,722)	(261,756)

GROSS VALUE ADDED	1,367,084	1,119,876

RETENTIONS
Depreciation and amortization	(36,207)	(26,000)

NET VALUE ADDED GENERATED BY THE COMPANY	1,330,877	1,093,876

VALUE ADDED RECEIVED IN TRANSFER
Interest income (expense)”	185,730	71,216

TOTAL VALUE ADDED TO BE DISTRIBUTED	1,516,607	1,165,092

VALUE ADDED DISTRIBUTION
Employees	(252,057)	(172,979)
Government	(367,687)	(303,968)
Financing companies	(105,401)	(87,639)
Leasers	(366,961)	(298,706)
Shareholders	(117,870)	(60,676)
Reinvested	(306,631)	(241,124)

TOTAL DISTRIBUTED VALUE ADDED	(1,516,607)	(1,165,092)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT

		2004
	2005	Pro forma

1) Calculation basis
Net income (RL)	2,669,090	1,960,886
Operating income (RO)	477,120	454,612
Gross payroll (FPB)	100,895	117,308

	2005			2004

	Value (R$ thousand)	% on FPB	% on RL	Value (R$ thousand)	% on FPB	% on RL
2) Internal Social Indicators

Food	10,324	10.23	0.39	6,807	5.80	0.35
Mandatory social charges	53,847	53.37	2.02	32,554	27.75	1.66
Professional development and
qualification	8,650	8.57	0.32	6,473	5.52	0.33
Private Pension	3,609	3.58	0.14	-	-	-
Employees transportation	2,106	2.09	0.08	3,666	3.13	0.19
Safety and industrial medicine	40	0.04	-	211	0.18	0.01
Profit sharing	30,535	30.26	1.14	27,181	23.17	1.39

Total Internal Social Indicators	109,111	108.14	4.09	76,892	65.55	3.93

	2005			2004

	Value	% on	% on	Value	% on	% on
3) External Social Indicators	(R$ thousand)	FPB	RL	(R$ thousand)	FPB	RL

Education	163	0.16	0.01	-	-	-
Culture	5,628	5.58	0.21	1,730	1.47	0.09
Sports and leisure	425	0.42	0.02	-	-	-
Health and sanitation	680	0.67	0.03	500	0.43	0.03
Taxes (social charges excluded)	277,969	275.50	10.41	271,378	231.34	13.84

Total Internal Social Indicators	284,865	282.33	10.68	273,608	233.24	13.96

		2004
4) Staff Indicators	2005	Pro forma

Number of employees at the end of the year	5,456	3,303
Number of employees	5,444	3,293
Number of outsourced	1,926	1,421
Number of administrators	12	10

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT – Continued

		2004
4) Staff Indicators (Continued)	2005	Pro forma

Gross remuneration segregated by :
Employees	97,616	75,978
Administered	3,279	2,162
Third-parties	51,128	34,377
Relation between the largest and the smallest remuneration , considering
employees and administered (salary)	107	117
Number of outsourced service providers	26	14
Number of hiring in the period	2,496	850
Number of lay-offs in the period	343	298
Number of interns	172	180
Number of special needs people	230	0
Total employees by age:	5,456	3,303
Less than 18 years old	9	4
From 18 to 35 years old	4,138	2,444
From 36 to 60 years old	1,305	853
Above 60 years old	4	2
Total of employees segregated by scholarity:
Illiterate	-	N/A
Elementary and Junior-High	66	N/A
High-School	3,387	N/A
Technical School	-	N/A
Higher Education	1,966	N/A
Graduates	37	N/A
Number of women working in the Company	2,170	1,420
Percentage of women in leadership positions	40%	42%
Number of black people working in the Company	168	38
Labor suit, segregated by:
Number of suits against the Company	134	90
Number of proven case	124	85
Number of unproven case	10	5
Total value of indemnity and tickets paid by justice’ decision	296	192

Clients’ interaction data:
Number of complaints received straightly by the entity	196	-
Number of complaints received through consumer and protection
defense agency	251	142
Number of complaints received by the Justice	1,235	582
Number of complaints answered by each listed jurisdiction	327	327

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT – Continued

		2004
4) Staff Indicators (Continued)	2005	Pro forma

Amount of tickets and indemnity to clients, some consumer protection
and defense agency or by the Justice	-	-
Suits undertook by the Company to heal or minimize the causes of the
complaints	30	15
Environment
Investments and expenses for the maintenance of operating process to
improve the environment	146	-
Investments and expenses with the preservation and/or recovery of ruined
environments	50	-
Amount of environmental , administrative and legal processes against the
Company	-	-
Value of tickets and indemnities concerning environmental material,
determined administrative and/or legally.	-	-
Liabilities and environmental contingencies	-	-

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2005 and 2004

Total number of job related accidents	23 in 2005		24 in 2004

The social and environmental projects developed	( )	( X )	( )
by the Company were defined by its:	officers	officers and	all
		managers	employees

The work environment health and safety	( )	( X )	( )
standards were defined by its :	officers	officers and	all
		managers	employees

The profit sharing comprises:	( )	( )	( X )
	officers	officers and	all
		managers	employees

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - Continued
December 31, 2005 and 2004
(In thousands of reais)

APPENDIX III – ENVIRONMENTAL AND SOCIAL NATURE INFORMATION STATEMENT – Continued

When choosing suppliers, the same ethical,	( )	( )	( X )
environmental and social responsibility standards	are not	are	are
adopted by the Company	considered	suggested	required

Regarding employees’ participation in	( )	( )	( X )
volunteering programs, the Company:	does not	supports	organizes
	involve itself	and
encourages

Interaction indicators with customers:	( )	( )	( X )
	does not	supports	organizes
	involve itself	and
encourages

Environment indicators:	( )	( X )	( )
	does not	supports	organizes
	involve itself	and
encourages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.